March 23, 2006

VIA EDGAR – FORM RW

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	HealthExtras, Inc.

Request to Withdraw Registration Statement on Form S-3

File No. 333-132666

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933 (the “Securities Act”), HealthExtras, Inc. (the “Registrant”) hereby respectfully requests withdrawal of the above-referenced registration statement on Form S-3 (the “Registration Statement”), together with all exhibits thereto, in accordance with and subject to Rule 477, on grounds that such withdrawal is consistent with the public interest and the protection of investors as contemplated by Rule 477.

The Registration Statement was filed inadvertently under the wrong EDGAR submission header. The Registration Statement was to be an automatic shelf registration statement (Form S-3ASR) but when filed was merely identified as a Form S-3. No sales of securities have been made pursuant to the Registration Statement.

The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions with respect to this request, please call Thomas J. Haggerty, Esq. of Muldoon Murphy & Aguggia LLP, counsel to the Registrant, at (202) 686-4905.

Sincerely,

HEALTHEXTRAS, INC.

/s/ Michael P. Donovan

Michael P. Donovan

Chief Financial Officer